Exhibit 4.3
OPTION AGREEMENT
     This Option Agreement (this “Agreement”) is made as of the 4th day of December, 2002, (“Effective Date”) by and between Iomai Corporation, a Delaware corporation (“Iomai”) and Elan Corporation, plc, a public limited liability company incorporated under the laws of Ireland (“Elan”) (each a “Party” and collectively, the “Parties”).
     WHEREAS, Iomai has developed certain skills and proprietary technologies relating to transcutaneous immunization delivery systems (“TCI”);
     WHEREAS, Elan desires to obtain, and Iomai desires to grant to Elan, an option, exercisable at Elan’s sole discretion, to enter into an arrangement with Iomai whereby Iomai shall collaborate exclusively with Elan on the development and commercialization of, or license exclusively to Elan rights relating to, TCI in the area of Alzheimer’s disease vaccines and/or adjuvants (the “Field”);
     NOW, THEREFORE, in consideration of the premises and covenants contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:
1.	Pursuant to the provisions of this Agreement, Iomai hereby grants to Elan and its Affiliates an option (the “Option”), exercisable at Elan’s sole discretion to either (A) enter into an agreement, in a form reasonably satisfactory to Elan and Iomai, with Iomai pursuant to which Iomai and its Affiliates shall collaborate with Elan and its Affiliates, to the exclusion of all other developers, discoverers, marketers, and the like, in the development and commercialization of TCI in the Field (a “Collaboration Agreement”) or (B) enter into a license agreement, in a form reasonably satisfactory to Elan and Iomai, to license exclusively from Iomai any intellectual property rights arising from advancements or improvements directly relating to TCI in the Field (a “License Agreement”).

As used herein, “Affiliate” means any corporation or other entity which controls, is controlled by, or is under common control with a Party to this Agreement. A corporation or other entity shall be regarded as in control of another corporation or entity if it owns or directly or indirectly controls more than fifty percent (50%) of the voting stock or other ownership interest of the other corporation or entity, or if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the corporation or other entity or the power to elect or appoint fifty percent (50%) or more of the members of the governing body of the corporation or other entity.

2.	The term for the exercise of the Option shall extend for seven (7) years from the Effective Date, unless sooner terminated by the exercise of the Option hereunder or the written notice by Elan to Iomai that this Agreement is terminated (the “Option Term”).

3.	At its sole discretion, Elan may exercise the Option by written notice to Iomai at any time during the Option Term. Such notice shall specify whether Elan elects to enter into either a Collaboration Agreement or a License Agreement. If Elan exercises the Option within the Option Term, the Parties shall negotiate in good faith the terms of a Collaboration

Agreement or License Agreement, as the case may be. The Parties acknowledge that the nature of a Collaboration Agreement may itself require the Parties to negotiate certain exclusive licensing arrangements and agree to do so in good faith. If the Parties are unable to reach agreement relating to such terms of a Collaboration Agreement or a License Agreement within ninety (90) days after Elan exercises the Option, then Iomai shall be free, at its own discretion, to collaborate with any third party on the development and commercialization of, or to license to any third party rights relating to, TCI in the Field; provided, however, that Iomai may only offer such rights to collaborate, or to exclusively license, to third parties during the Option Term (a “Third Party Offer”) if Iomai first provides Elan with written notice of the Third Party Offer and Elan either (i) declines in writing to accept the Third Party Offer or (ii) fails to respond to the Third Party Offer within thirty (30) days after receiving such notice. If Elan declines to exercise the Option, fails to exercise the Option during the Option Term, or declines to accept a Third Party Offer, Iomai shall be free, at its own discretion, to collaborate with any third party on the development and commercialization of, or license to any third party rights relating to, TCI in the Field.
4.	During the Option Term (which shall include any negotiation or notice periods described in Section 3 above), Iomai shall not offer to, accept an offer to, solicit any offer to, or negotiate with any third party to, enter into a collaboration arrangement with any third party on the development and commercialization of, or license to any third party rights relating to, TCI in the Field. For the avoidance of doubt, and notwithstanding any other provision of this Agreement, Iomai retains the right during the Option Term to collaborate with third parties to conduct non-commercial research with respect to TCI in the Field, or license (on a non-exclusive basis) to third parties any intellectual property rights arising from non-commercial research with respect to TCI in the Field, including without limitation, pursuant to material transfer agreements.

5.	IOMAI MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NONINFRINGEMENT OF THIRD PARTY RIGHTS WITH RESPECT TO TCI.

6.	This Option Agreement is not assignable and any attempt of either Party to do so shall be null and void, except that Elan may assign this Agreement to an Affiliate, and either Party may assign this Agreement to a successor in connection with the merger, consolidation, or sale of all or substantially all of its assets or that portion of its business pertaining to the subject matter of this Agreement.

7.	All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) three business days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery or (iii) upon delivery when sent by facsimile (with confirmation of receipt), in each case to the intended recipient as set forth below:

If to Iomai:
Iomai Corporation
20 Firstfield Road, Suite 250
Gaithersburg, Maryland 20878
Attention: President
Fax: 301-556-4501
or at such other address as may have been furnished in writing by Iomai to Elan, with a copy to:
Ropes & Gray
One International Place
Boston, MA 02110
Attention: Paul M. Kinsella, Esq.
Fax: 617-951-7050
If to Elan:
c/o Elan International Services, Ltd.
Flatts, Smiths Parish
Bermuda FL04
Attention: Director
Fax: 1 441 292 2224
or at such other address as may have been furnished in writing by Elan to Iomai, with a copy to:
Reitler Brown LLC
800 Third Avenue
New York, NY 10022
Attention: David Robbins, Esq.
Fax: 212-371-5500
8.	Iomai and Elan agree that any information of a confidential or proprietary nature disclosed by either Party to the other pursuant to this Agreement shall be maintained in strict confidence and only be used for the purposes contemplated by this Agreement. Each Party will use all reasonable diligence to prevent disclosure except to necessary personnel and to Affiliates, consultants and potential investors and business partners who agree to be bound by this confidentiality provision. The Parties’ obligations under this confidentiality clause shall remain in effect for the Option Term and a period of five (5) years thereafter. The Parties shall not have any obligation of confidentiality with respect to information that:
(a)	is in the public domain by use and/or publication at the time of its receipt from the disclosing Party; or

(b)	is developed independently of information received from the disclosing Party; or

(c)	was already in the recipients possession prior to receipt from disclosing Party; or

(d)	is properly obtained by recipient from a third party with a valid legal right to disclose such information and such third party is not under a confidentiality obligation to the disclosing Party with respect to said information.
Furthermore, the receiving Party may disclose such information to the extent required by law, an order of a court of competent jurisdiction or a facially valid administrative, Congressional or other subpoena or other order or process, provided that the disclosing Party receives prior written notice of such disclosure and that the receiving Party takes all reasonable and lawful actions to obtain confidential treatment for such disclosure and, if possible, to minimize the extent of such disclosure.
9.	This Agreement shall be governed by and construed in accordance with the laws of the State of New York and the laws of the United States applicable therein (in each case without giving effect to any choice or conflict of laws provision or rule that would cause the application of the laws of any other jurisdiction). Any action, suit or proceeding arising out of or relating to this Agreement shall be brought in the courts of or sitting in the City and State of New York and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of such courts.

10.	This Agreement contains the entire agreement of the Parties hereto with respect to the matter covered hereby and all prior negotiations and agreements with respect hereto are of no force and effect. No subsequent amendment or modification hereof shall be made except in writing executed by the Parties.
[Signature Page Follows]

OPTION AGREEMENT
     IN WITNESS WHEREOF, the Parties have executed this Option Agreement on the Effective Date.

IOMAI CORPORATION

/s/ Stanley C. Erck

By: Its:	Stanley C. Erck Chief Executive Officer and President

ELAN CORPORATION PLC

/s/ Kevin Insley

By: Its:	Kevin Insley Authorized Signatory